FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13-z-16 or 15d-16
of the
Securities Exchange Act of 1934


For the month of  Novmeber

	Consolidated Trillion Resources Ltd.
	900 - 475 Howe Street
	Vancouver, B.C.
	Canada V6B 2C3

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

	Form 20-F: [X]						Form 40-F: [	]

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes  [	 ]							No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

				Registrant:	Consolidated Trillion
Resources Ltd.

					/S/Terese J. Gieselman

Date:	December 10, 2002

				Name:		Terese J. Gieselman
				Title:	Corporate Secretary/Treasurer


CONSOLIDATED
TRILLION RESOURCES LTD.

#900 - 475 Howe Street, Vancouver, British Columbia, CANADA, V6C
2B3
Phone: (604) 669-4777  Fax: (604) 696-0212 Web Site:
www.trillionresource.com


REPORT TO SHAREHOLDERS


I am pleased to report on Trillions activities for the fiscal year ended June 30, 2002. We continued our search for business opportunities for the corporation and this search culminated in an announced deal with Goswell Developments, a private South African company that operates in the aluminum recycling business.

Goswell currently produce over 40 million pounds of aluminum at their wholly owned facility just north of the city of Durban. They have contracts to process the products of all the major aluminum smelting companies based in Southern Africa. The business has very strong economics and excellent growth potential. The deal with Goswell will give Trillion the marketing rights to the processes that Goswell have successfully developed in the aluminum recycling sector. We expect to commence development of this business in early 2003.

On the exploration front we commenced work on the Karasberg, Nickel PGM property in Namibia, which is under a Joint Venture agreement from BHP/Billiton. We are currently completing and updating geological and geophysical work to better define drill targets. We expect that this work will be completed in mid-November 2002.

We completed an agreement with our J.V. partner, Cratonic, to commence back-in on our diamond properties in Zimbabwe. We have spent the last few months collating data on the projects. Based on the work completed by our J.V. partner over the past 2 years, we believe there is excellent diamond exploration potential on these projects. There are also interesting exploration potential in this area of Southern Zimbabwe. However we will not commit significant expenditures to Zimbabwe until we see a more stable economic and political climate.

Our seventy percent owned drilling company was able to secure sufficient contracts in Zimbabwe to meet costs and make a modest profit. However, securing future additional contracts is difficult to predict and we will monitor the situation carefully.

In summary, your company is still in a strong financial position and is well structured to move forward in what is still a difficult economic climate. We believe that the deal with Goswell will change the company into a strong cash flow earner with excellent growth prospects.

On behalf of the Board of Directors.

/S/Patrick G. Downey

Patrick Downey
President and CEO




CONSOLIDATED TRILLION RESOURCES LTD.


NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS




NOTICE IS HEREBY GIVEN that the Annual General Meeting of the shareholders (the "Meeting") of Consolidated Trillion Resources Ltd. (the "Corporation") will be held in the corporate offices located at 475 Howe Street, Suite 900, Vancouver, British Columbia on Thursday, December 19, 2002 at the hour of ten o'clock in the morning (local time) (10:00 a.m.) for the following purposes:

1)	to receive the financial statements of the Corporation for
the fiscal year ended June 30, 2002 together with the report of the auditors thereon;

2)	to elect directors of the Corporation;

3) to appoint Ernst & Young, Chartered Accountants, as auditors for the year ending June 30, 2003 and to authorize the directors to fix their remuneration;

4) to transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders who are unable to attend the meeting should forward the accompanying duly completed instrument of proxy to Computershare Investor Services at 1800 McGill College Avenue, Montreal, Quebec H3A 3K9 so that it is received not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the meeting or any adjournment thereof.

Dated at Vancouver, British Columbia this 15th day of November,
2002.

								By Order of the Board of
									Directors


								/s/Patrick G. Downey


								Patrick G. Downey,
P.Eng.
								President and CEO



CONSOLIDATED TRILLION RESOURCES LTD.
900 - 475 Howe Street
Vancouver, B.C. V6C 2B3

MANAGEMENT PROXY CIRCULAR

November 22, 2002

SOLICITATION OF PROXIES

This Management Proxy Circular is provided in connection with the solicitation of proxies by the management of the Corporation for use at the Annual General Meeting of the Shareholders of the Corporation (the "Meeting") to be held at the date, time and place and for the purposes set forth in the accompanying Notice of Meeting. The solicitation of proxies shall be primarily by mail but may be supplemented by telephone or other personal contact by employees, officers or directors of the Corporation, such employees, officers and directors receiving no additional compensation therefor. The cost of the solicitation of proxies by management shall be borne by the Corporation.

APPOINTMENT OF PROXIES

The persons designated in the enclosed form of proxy are directors of the Corporation. A shareholder has the right to appoint a person to represent such shareholder at the meeting other than the persons designated in the enclosed form of proxy. A shareholder desiring to appoint some other person to represent such shareholder at the meeting may do so by striking out the names of the persons designated and by inserting such other person's name in the blank space provided in the form of proxy or by submitting another appropriate form of proxy. A person appointed as proxy need not be a shareholder of the Corporation.

REVOCATION OF PROXIES

A shareholder giving a proxy has the power to revoke it and may do so by depositing an instrument in writing executed by the shareholder or by his attorney authorized in writing at the office of the transfer agent (Computershare Investor Services, Place Montreal Trust, 1800 McGill College Avenue, Montreal, Quebec H3A 3K9) at any time up to and including two business days prior to the day of the Meeting or of any adjournment thereof, or with the Chairman on the day of the Meeting, or any adjournment thereof. If the shareholder is a corporation, such instrument in writing must be executed by a properly authorized officer under its corporate seal or accompanied by a corporate resolution authorizing the signature.

VOTING OF SHARES REPRESENTED BY PROXIES

In order to be voted at the Meeting, a proxy must be received by Compushare Investor Services not later than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or deposited with the Chairman of the Meeting prior to the commencement thereof.

If the enclosed form of proxy is properly completed and submitted, the common shares represented by such form of proxy shall be voted on any ballot that may be called for and where the person whose proxy is solicited specifies a choice with respect to any matter identified therein, the common shares represented thereby shall be voted in accordance with the specification so made. Where shareholders have not specified in the form of proxy the manner in which the designated proxy holders are required to vote the common shares represented thereby as to any matter to be voted on, such common shares shall be voted for or in favour of such matter on any ballot that may be called for in respect of such matters.

The enclosed form of proxy confers discretionary power with respect to any amendment pertaining to the matters identified in the Notice of Meeting and to any other matters which are properly brought before the Meeting. As of the date hereof, the management of the Corporation has no knowledge of any amendment nor of any other matters that may be brought before the Meeting. However, if any such amendments or matters arise, the enclosed form of proxy will be voted on such matters in accordance with the best judgement of the person voting it.

RECORD DATE

Pursuant to the Business Corporations Act (Alberta), the Corporation has set November 15, 2002 as the record date for the meeting. Only shareholders of record as at that date are entitled to receive notice of and to vote at the meeting unless after that date a shareholder of record transfers his common shares and the transferee, upon producing properly endorsed certificates evidencing such common shares or otherwise establishing that he owns such common shares, requests not later than ten days prior to the date of the Meeting that the transferee's name be included in the list of shareholders entitled to vote, in which case, such transferee shall be entitled to vote such common shares at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of non-voting Preferred Shares, issuable in series, and an unlimited number of common shares without par value, of which no Preferred Shares and 8,899,512 common shares are issued and outstanding as of the close of business on November 15, 2002. Each issued and outstanding common share of the Corporation confers upon its holder the right to one vote.

To the knowledge of the directors and the officers of the Corporation, at the date hereof, no person holds, directly or indirectly, or has control or direction over more than ten (10%) per cent of the outstanding common shares of the Corporation.

ELECTION OF DIRECTORS

The Board consisted of four members during the last fiscal year. At the Meeting, or at any adjournment thereof, the four persons named herein will be nominated for election as directors of the Corporation. Except where authority to vote in favour of the election of directors is withheld, the nominees named in the accompanying form of proxy will vote the common shares represented by such proxy in favour of the election of the four persons named hereunder. Management does not contemplate that any nominee will be unable or unwilling to serve as a director, but if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy have the right to vote for another nominee in their discretion, unless otherwise instructed in the proxy. Each director elected shall hold office until the next annual meeting or until a successor is elected or appointed, unless his office is earlier vacated in accordance with the by-laws of the Corporation.



The following table and the notes thereto state the names of the persons proposed to be nominated for election as directors of the Corporation, all other positions and offices with the Corporation now held by them, their principal occupations during the last five years and the number of common shares beneficially owned or controlled by them as of June 30, 2002.


Name and 				Shares
Municipality			beneficially	Director	Present
Occupation
of Residence;	Office	Owned or 				and Positions
Held
					Controlled		Since
	During the Last Five
		Years
Patrick
 G. Downey(3)	Director,
North
Vancouver, B.C.	President
			and CEO 	217,867		1998		President and
CEO of 										the
Corporation,
										Consulting
Mining
										Engineer,
Partner of
										Rescan
Engineering
										Services Ltd.
(a
										mining
engineering
										firm).
President and
										Director of
Oliver 										Gold
Corporation Ronald
 K. Netolitzky
(1)(2)(3)
Victoria, B.C. 	Chairman of
			the Board	960,589		1987		Professional
										Geologist
since
										1965.
President and
	Director of	Keewatin
										Consultants
Inc
	(geological
	consulting firm).;
										Former
President and
										CEO of the
Company
										and Director
of
										several
resources
										companies.
Eric Cunningham
(1)(2) Toronto, Ontario	Director	6200			2002
	Mining Consultant

Henry Giegerich
(1)(2)
Vancouver, B.C.	Director	43,916		1993		Mining
Engineer
										Consultant and
										Corporate
Director.
										Director of
MCK
										Mining Ltd.
and
										Starfield
Resources
										Inc.

(1)	denotes a member of the Audit Committee.
(2)	denotes a member of the Corporate Governance Committee
(3)	denotes a member of Compensation Committee

CORPORATE GOVERNANCE PRACTICES

Board of Directors

During the 2002 reporting period the board of directors of the Corporation (the "Board") was comprised of two related and one unrelated members, until February 2002, wherein Mr. Eric Cunningham was appointed. The board of directors is now comprised of two related and two unrelated. Mr. Netolitzky remains a related director due to his previous position as President and CEO.

The role of the directors is to oversee the conduct of the Corporation's business and to supervise management, which is responsible to the directors for the day-to-day conduct of business. However, given the size of the Corporation, transactions of moderate value and of relative importance to the Corporation are addressed by the directors. The directors discharge five specific responsibilities as part of their overall "stewardship responsibility." These are:

-Strategic planning process: The Corporation's strategic plan is prepared by and elaborated on directly by the directors with the assistance of management;

-Managing risk: The directors directly oversee most aspects of the business of the Corporation and thus, do not require specific systems or the creation of committees to effectively monitor and manage the principal risks of all aspects of the business of the Corporation;

-Appointing, training and monitoring senior management: No system of selection, training and assessment of management has been currently established, as they would be too costly. However the directors closely monitor management's performance, which is measured against the overall strategic plan, through reports by and regular meetings with management;

-Communication policy: it is and has always been the directors' unwritten policy to communicate effectively with the shareholders of the Corporation and the public generally through statutory filings and mailings, as well as press releases. Shareholders are also given an opportunity to make comments or suggestions at shareholders meetings. These comments and suggestions are considered by the directors.

-Ensuring the integrity of the Corporation's internal control and management information systems: Given the involvement of the directors in operations, the current size of the Corporation and the reports from and meetings with management, the directors believe that they effectively track and monitor the implementation of approved strategies.

COMMITTEES OF THE BOARD

The Corporation's board shall be comprised of four directors, of which two can be defined as "unrelated director" or "director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings' and do not have interests in or relationships with the Corporation.

The Board has established three standing committees, the Audit
Committee, the Compensation Committee and the Corporate
Governance Committee, however in light of the Corporation's size and resources, it was determined that setting up other committees would be overly expensive at this time.

The Corporation does not provide a formal orientation and education programme for new directors. However, new directors are given an opportunity to familiarize themselves with the Corporation by touring the facilities and meeting other directors as well as members of management. The Corporation does provide directors with documents from third parties relating to the responsibilities of directors.

The Board's Performance and Directors' Compensation and
Indemnification

Without convening a special meeting for the specific purpose, the directors periodically undertake an assessment exercise addressing the effectiveness of the directors with input from management. The remuneration of the directors is disclosed in the management proxy circulars which are sent to shareholders prior to shareholder meetings.

The Board's Relations with Management

In light of the recent appointment of Mr. Eric Cunningham, the directors still recognize that with Board's present size and composition it still does not meet the Guidelines of the majority of directors being unrelated, but at this time it makes it impractical to implement such policies at this time. The Board further recognizes that Mr. Netolitzky remains a related director as a result of his former position of President and CEO.

The directors remain sensitive to corporate governance issues and seek to set up the necessary structures to ensure an effective discharge of its responsibilities without creating additional overhead costs. The directors remain committed to ensuring the long term viability and profitability of the Corporation, as well as the well-being of its employees and of the communities in which it operates.


APPOINTMENT OF AUDITORS

The Management of the Corporation proposes the re-appointment of Ernst & Young, Chartered Accountants, as auditors of the
Corporation for the current financial year, and the authorization for the directors to fix their remuneration.

At the Meeting, or any adjournment thereof, Ernst & Young, chartered accountants will be proposed for reappointment as auditors of the Corporation for the fiscal year ending June 30, 2003, and, unless authority to vote in respect thereof is withheld, the nominees named in the accompanying Form of Proxy will vote in favour of such appointment and in favour of authorizing the Board of Directors to fix their remuneration.

REPORT ON EXECUTIVE COMPENSATION

The following table summarizes information with respect to annual and long term compensation for the financial years ended June 30, 2002, 2001, and 2000 for the individuals who were, as at June 30, 2002, the chief executive officer and the other executive officers of the Corporation (the "Named Executive Officers"). No bonuses were paid. All amounts expressed below are in Canadian dollars:

SUMMARY COMPENSATION TABLE

NAME AND		FISCAL PERIOD	ANNUAL COMPENSATION	LONG TERM
PRINCIPAL		ENDING JUNE		SALARY
	COMPENSATION
POSITION									COMMON SHARES
UNDER
										OPTIONS
GRANTED
Patrick G. Downey		2002		$54,050(1)
	150,000
President & CEO		2001		$54,000(1)
	150,000
				2000		$128,500(1)			150,000

(1) 	These amounts were paid to private corporations, majority
owned by the named individual.

Long Term Incentive Plans

(i) The Corporation has no plans other than as set out herein pursuant to which cash or non-cash compensation was distributed to executive officers during the most recently completed financial year. The Corporation's Compensation Committee is responsible for succession planning, matters of compensation to executive officers and the review of options granted under the Corporation's stock option plans.

(ii)	On November 9, 1995 the Corporation adopted a formalized
stock option plan (the "Plan") and shareholder approval was received on December 14, 1995. On October 1996 the Plan was revised and approved by shareholders on November 28, 1996. On August 15, 1997 the Corporation created an additional plan (hereinafter both of which are referred to as the "Plans") which was approved by shareholders on December 15, 1997. Following the Corporation's recent stock consolidation, the Plans have been amalgamated into one plan, dated for reference November 22, 1999 (the "New Stock Option Plan"). The Plan was implemented for the granting of incentive stock options to executive officers, employees and directors.


OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Options were granted during the year as follows:

NAME				NUMBER OF SHARES	EXERCISE PRICE	EXPIRY
DATE
Eric Cunningham
Director			75,000		$0.37			February,
2005

The following table summarizes information with respect to all exercises of stock options during the financial year ended June
30, 2002 by each of the Named Executive Officers and the financial year-end value of unexercised stock options on an aggregated basis:

AGGREGATED OPTIONS EXERCISED IN THE LAST
FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

NAME			COMMON	AGGREGATE 	UNEXERCISED OPTIONS
	VALUE OF				SHARES	VALUE		AT
FINANCIAL YEAR		UNEXERCISED
			ACQUIRED	REALIZED	END(#)EXERCISABLE/ 	IN-THE-
MONEY			ON EXERCISE	   ($)	UNEXERCISABLE
	OPTIONS AT
(#)								FINANCIALYEAR
END(1)($
EXERCISABLE/
UNEXERCISABLE
Patrick G. Downey
President & CEO	Nil		Nil		150,000
	Nil(1)

(1) The Company's shares were suspended from trading on The
Toronto Stock Exchange effective August 31, 2000. The last trading price per share at that time was $0.30 and the options are priced at $0.37.

Compensation on Termination of Employment, Change in
Responsibilities and Employment Contracts

At June 30, 2002 an employment contract with respect to the President and CEO remains in place and provides for one year's current salary in the case of termination without cause.

Directors' Compensation

No directors' fees or other compensation or benefits are paid to directors of the Corporation in that capacity.



INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors, executive officers or senior officers of the Corporation, no proposed nominee for election as a director of the Corporation or any associate of any such director, officer or proposed nominee is, or at any time since the beginning of the most recently completed financial year of the Corporation has been indebted to the Corporation.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

The following describes any material interest of any insider of the Corporation and any proposed nominee for election as a director of the Corporation, their associates and affiliates, in any transaction since the commencement of the Corporation's last financial year.


(i)	Effective February 6, 2002, Oliver Gold Corporation
("Oliver") completed a merger, which constituted a reverse take-over of Oliver by the shareholders of Hastings Resource Ltd. Oliver consolidated its share capital on a 9.3 to 1 basis and changed its name to Canico Resource Corp. The Company held an investment of 1,131,139 common shares of Oliver (pre-consolidation) and 121,628 (post consolidation) common shares of Canico Resource Corp. As a result, the transaction was accounted for as a disposition of a portfolio investment with proceeds equal to the agreed value of the Canico shares on the transaction date of $1.94 per share. Accordingly, the Company recorded a disposition for proceeds of $236 and a gain of $157 during its financial year. Patrick G. Downey, the Corporation's President and Chief Executive Officer since 1999 was also President of Oliver until the merger and continues to be a Director of Canico.

(ii)	The compensation of Mr. Patrick G. Downey, President, Chief
Executive Officer and a director of the Corporation, is to be provided through his private corporation, Patrick Downey &
Associates of British Columbia. Consulting fees payable to Keewatin Consultants Inc., of Vancouver, is a private company controlled by Ronald K. Netolitzky, Chairman, of the Corporation.

PARTICULARS OF MATTERS TO BE ACTED UPON

1. Other Matters

Management of the Corporation is not aware of any matters to come before the Meeting other than those set forth in the Notice of Annual General Meeting. If other matters properly come before the Meeting, it is the intention of the person named in the accompanying form of proxy to vote the shares represented thereby in accordance with his best judgement on such matters.

APPROVAL OF CIRCULAR

The contents and sending of this management proxy circular has been approved by the directors of the Corporation.

Dated at Vancouver, British Columbia, November 22, 2002.
							BY ORDER OF THE BOARD

							/s/Patrick G. Downey
							Patrick G. Downey
							President & Chief Executive
Officer


Consolidated Financial Statements

Consolidated Trillion Resources Ltd.
June 30, 2002



AUDITORS' REPORT





To the Shareholders of
Consolidated Trillion Resources Ltd.

We have audited the consolidated balance sheets of Consolidated Trillion Resources Ltd. as at June 30, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended June 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2002 in accordance with Canadian generally accepted accounting principles.


								"Ernst & Young LLP"
Ottawa, Canada,
September 25, 2002.					Chartered Accountants




Consolidated Trillion Resources Ltd.


CONSOLIDATED BALANCE SHEETS


As at June 30



									2002		2001
									$		$
									[$000's - Cdn.]

ASSETS
Current
Cash and cash equivalents					2,559
	3,126
Short-term investments						252		-
Accounts receivable and deposits				165		321
Total current assets						2,976
	3,447
Investments [note 7]						236		79

									3,212
	3,526
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable							284		229
Total current liabilities					284		22
Contingencies and commitments [notes 1 and 3]
Shareholders' equity
Share capital [note 6]						55,694
	55,694
Deficit								(52,766)	(52,397)
Total shareholders' equity					2,928
	3,297

									3,212
	3,526
See accompanying notes

On behalf of the Board:

	"Patrick G. Downey"	"Ronald K. Netolitzky"
	Director			Director
												F-2




Consolidated Trillion Resources Ltd.

CONSOLIDATED STATEMENTS OF
OPERATIONS AND DEFICIT


									Years ended June 30


								2002		2001		2000
								$		$		$
					[$000's - Cdn. - except per common
share amounts]

REVENUE
Drilling revenue [note 1]				964		730
	467
Mining revenue						-		-
	3,117
Management fees						-		4
	8

								964		734
	3,592
COSTS AND EXPENSES
Drilling [excluding amortization]			1,067		744
	458
Mining [excluding amortization]			-		-
	4,325
Amortization of property and equipment		-		32
	156
General and administrative [note 7]			458		438
	744
Exchange loss (gain)					(19)		148
	74
Write-down of mineral properties [note 10]	-		-
	765
Write-down of property and equipment [note 4]	49		85
	-

								1,555		1,447
	6,522
Operating loss						(591)		(713)
	(2,930)

Gain on sales [notes 7 and 10]			157		3,449
	1,228
Interest and other income				65		115
	13
Interest and financing costs				-		-
	(46)

Net income (loss) for the year			(369)
	2,851		(1,735)

Deficit, beginning of year				(52,397)	(55,248)
	(53,513)
Deficit, end of year					(52,766)	(52,397)
	(55,248)

Net income (loss) per common share [note 6]:
 Basic							(0.04)	0.32
	(0.32)
 Diluted							(0.04)	0.32
	(0.32)

See accompanying notes
												F-3



Consolidated Trillion Resources Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

									Years ended June 30
								2002		2001		2000
								$		$		$
									[$000's - Cdn.]

OPERATING ACTIVITIES
Net income (loss) for the year			(369)
	2,851		(1,735)
Items not involving cash
  Amortization and provisions for property and
   Equipment						49		117		156
  Write-down of mineral properties			-		-
	765
  Gain on sales						(157)
	(3,449)	(1,228)

								(477)		(481)
	(2,042)
Changes in non-cash working capital
balances relating to operations [note 11]		211
	(212)		(1,481)

Cash used in operating activities			(266)
	(693)		(3,523)

FINANCING ACTIVITIES
Bank overdraft						-		-
	(103)
Issue of common shares [note 6]			-		-
	1,830

Cash provided by financing activities		-		-
	1,727

INVESTING ACTIVITIES
Purchase of property and equipment			(49)		(26)
	-
Proceeds on sale of assets				-		3,757
	1,228
Purchase of short-term investments			(252)		-
	-

Cash provided by (used in) investing activities	(301)
	3,731		1,228
Increase (decrease) in cash and cash equivalents(567)
	3,038		(568)
Cash and cash equivalents, beginning of year	3,126		88
	656
Cash and cash equivalents, end of year		2,559
	3,126		88

See accompanying notes

												F-4

Consolidated Trillion Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar amounts in thousands of Canadian dollars except per common share amounts)

June 30, 2002

3. NATURE OF OPERATIONS

The principal activities of Consolidated Trillion Resources Ltd.
[the "Company"] are carried out in Africa and include the provision of drilling services to mining companies and exploration of mineral properties directly and indirectly with other mining companies.

During the year ended June 30, 2000, the Company sold its gold producing mine operations as follows [see note 10]:

3. Ndarama gold mine - Previously, the Company managed, through a subsidiary, its 100% interest in the Ndarama gold mine in Zimbabwe;

3. C-Mine gold mine - Previously, the Company managed, through a subsidiary, its 100% interest in the C-Mine gold mine in Zimbabwe; and

3. Jena Mines - Previously, the Company managed, through a subsidiary, its 50% interest in Jena Mines (Private) Limited ["Jena"], a corporate joint venture which operated a producing gold mine in Zimbabwe. The Zimbabwe Mining Development Corporation was the Company's joint venture partner in Jena.

Generally, the operating costs of the Company have been financed by public offerings and private placements. The Company is obligated to incur minimum levels of expenditures annually to maintain its rights to continue exploration of certain of its mineral properties.

The Company conducts activities in countries that have, or may impose, foreign exchange restrictions. Allowed dividend and capital repatriation levels may change as a result of political factors.

Trillion's operations entail significant governmental, socioeconomic, medical and other factors common to all emerging countries. All Zimbabwe operations are subject to government regulation. Operations may be affected in varying degrees by government regulation such as restrictions on production, currency restrictions, price controls, tax increases, pollution controls or changes in conditions under which minerals may be marketed. More specifically, Zimbabwe operations are subject to hyper-inflationary conditions.

Over the coming year, the Company will continue to monitor the current hyper-inflationary and political situation within Zimbabwe and will determine whether it is best to continue operations of the drilling company, to close it down, or to sell it.

The Company accounts for costs of mineral exploration activities as described in note 2.  Any amounts shown for mineral
exploration costs do not necessarily represent present or future values.
												F-5


Consolidated Trillion Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar amounts in thousands of Canadian dollars except per common share amounts)

June 30, 2002

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles and, except as described in note 8, conform in all material respects with United States generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Principles of consolidation

The Company consolidates its 70% owned subsidiary, Exdrill (Private) Limited. These consolidated financial statements include, up to the dates of disposition, the accounts of the Company's other subsidiaries and the Company's proportionate share of the assets, liabilities, revenues, expenses and cash flows of Jena Mines (Private) Limited.

Revenue recognition

Drilling revenue is recognized on an accrual basis as the work is performed. Mining revenue is recognized upon delivery of refined gold at prices established by Zimbabwe authorities using
London spot prices.

Foreign currency translation

The foreign currency transactions of the Company [and its subsidiaries and the Jena joint venture, which were regarded as integrated operations] occur in the hyper-inflationary economic environment of Zimbabwe. The financial statements of the foreign operations are translated using the temporal method, whereby monetary assets and liabilities are translated at the year end rate; non-monetary items are translated at historical exchange rates, unless such items are carried at market, in which case they are translated at the year end rate; revenue and expense items are translated at the rate of exchange in effect on the dates they occur. Exchange gains or losses are reflected in income immediately.


Stock-based compensation plans

The Company has a stock-based compensation plan described in note 6. No compensation expense is recognized for this plan when stock or stock options are issued to directors, officers and employees. Any consideration paid on exercise of stock options or purchase of stock is credited to share capital.

												F-6

Consolidated Trillion Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar amounts in thousands of Canadian dollars except per common share amounts)

June 30, 2002

The Canadian Institute of Chartered Accountants recently issued Handbook section 3870, Stock-based compensation and other stock-based payments. Section 3870 outlines a fair value based method of accounting for certain stock-based transactions and establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. As permitted by the new Handbook section, the Company will adopt these rules effective July 1, 2002.


Exploration costs

Commencing the fiscal year ended June 30, 2001, exploration expenditures related to mineral properties are deferred if it is probable these costs will be recovered from future operations; otherwise, they are recorded as an expense in the period incurred. Acquisition costs for mineral properties are deferred until it is determined these costs will not be recovered from future operations, at which point these costs are written off. Acquisition costs for mineral properties and deferred exploration expenditures are depleted on a unit-of-production basis commencing at the onset of commercial production for the related property.

For reporting periods which ended June 30, 2000 and prior, all costs relating to the acquisition and exploration of mineral properties were capitalized on an area-of-interest basis, net of contributions from other mineral companies related to their acquisitions of working interests until the viability of the project was determined. When properties were brought into commercial production, the capitalized amounts were transferred to mining assets and amortized using the unit-of-production method based on proven and probable reserves. When an area of interest was abandoned, the related costs were charged to operations.

The recoverability of amounts recorded for mineral exploration costs is reviewed regularly and written down to the net recoverable amount if management's long-term expectation is that the carrying amount will not be recovered.


Inventory

Inventory, consisting of drilling equipment spare parts, is valued at the lower of cost and estimated net realizable value.

												F-7

Consolidated Trillion Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar amounts in thousands of Canadian dollars except per common share amounts)

June 30, 2002

Investments

Portfolio investments in shares of mineral companies where the Company does not exercise significant influence are accounted for using the cost method. Gains and losses on the disposal of investments are computed using the average cost method and reflected in the Consolidated Statements of Operations and Deficit. The carrying value of an investment is written down to its net recoverable amount if a decline in value is judged to be other than temporary.

The net recoverable amount is based upon the individual companies' closing quoted market values. However, given the size of the Company's holdings in a company relative to its recent trading volumes on their respective stock exchanges, these quoted market values may not be indicative of the ultimate proceeds the Company would receive should the investments be tendered for sale.

Property and Equipment

Property and equipment are recorded at cost, less accumulated amortization. Amortization is provided on a straight-line basis at 10% - 25% for furniture, fixtures and equipment, 25% for drilling equipment, and 25% for motor vehicles. Mining assets are amortized using the unit-of-production method.

The Company reviews and evaluates the recoverability of its property and equipment on a periodic basis. Estimated future net cash flows, on an undiscounted basis are considered. Such cash flows from each property are calculated using estimated recoverable ounces of gold [considering proven and probable reserves and mineralization expected to be classified as reserves]; estimated future gold price realization [considering historical and current prices, price trends and related factors]; and operating and capital costs. Reductions in the carrying value of property and equipment, with a corresponding charge to earnings, are recorded to the extent the estimated future net cash flows are less than the carrying value. Estimates of future cash flows are subject to risks and uncertainties and it is reasonably possible that changes could occur which may affect the recoverability of property and equipment.

Cash and cash equivalents

Cash and cash equivalents consist of balances with banks and investments in short-term money market instruments.

Financial instruments

The carrying amounts for cash and cash equivalents, accounts receivable and accounts payable on the balance sheet approximate fair value because of the short terms of these instruments.
Fair value estimates are subjective in nature and involve
uncertainties in significant matters of judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect these estimates.
												F-8


Consolidated Trillion Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar amounts in thousands of Canadian dollars except per common share amounts)

June 30, 2002

Income taxes

The Company follows the liability method to account for income taxes.

3. SUBSEQUENT EVENTS

On July 29, 2002 the Company announced it has entered into a letter of intent with Goswell Developments of South Africa ["Goswell"] for the exclusive right to market and utilize the technologies and systems currently operated by Goswell to recover aluminum from smelter dross. Subject to shareholder approval, the terms of the letter of intent include:

1. In consideration for being appointed as Goswell's sole representative, Trillion is to issue up to 4 million treasury shares to Goswell as follows:

a.	2 million shares to be issued when an agreement is signed
with a third party to build and install a Dross Recovery plant;
b.	1 million shares issued when financing is secured to build
the plant; and
c.	1 million shares upon successful completion and
commissioning of the plant.

2. Goswell is to provide the engineering and technical assistance to design, build and commission the first facility at normal commercial rates.

3. Goswell is to have first right to provide any equipment for the facilities.

On the successful completion of the agreement, a finders fee of 200,000 treasury shares of Trillion will be issued to an unrelated party.

4. PROPERTY AND EQUIPMENT
							Accumulated		Net Book
					Cost		Amortization	Value
					$		$			$
2002
Land and building			99			99			-
Furniture, fixtures and
equipment				71			71			-
Drilling equipment		218			218			-
Motor vehicles			75			75			-

					463			463			-
												F-9

Consolidated Trillion Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar amounts in thousands of Canadian dollars except per common share amounts)

June 30, 2002

							Accumulated		Net Book
					Cost		Amortization	Value
					$			$			$
2001
Land and building			146			146			-
Furniture, fixtures and
 equipment				104			104			-
Drilling equipment		270			270			-
Motor vehicles			102			102			-

					622			622			-

During the year ended June 30, 2002, management reviewed the recoverability of its property and equipment on the basis set out in note 2 and recorded a write-down of $49 [2001 - $85].

5. INCOME TAXES

The Company has not recognized the benefit of non-capital losses for Canadian income tax purposes of approximately $5 million, which will expire in the fiscal years up to 2009.

The income tax provision reported differs from the amount, computed by applying the Canadian rate to income (loss) before taxes because of the benefit of tax loss carry forwards not being recorded in the years the losses are incurred.

6. SHARE CAPITAL

Basic net income (loss) per common share was computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the year. For diluted income per common share, the denominator also includes dilutive outstanding stock options determined using the treasury-stock method.

Common and common equivalent share disclosures are:

						2002		2001		2000
Year ended June 30			$		$		$
Weighted-average common shares
outstanding					8,899,512	8,899,512	5,489,276
Dilutive potential common
shares					-		-		-

Diluted common shares			8,899,512	8,899,512	5,489,276

Options and warrants excluded
from diluted income per common
share as their effect would be
anti-dilutive				800,000	725,000	725,000
												F-10

Consolidated Trillion Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar amounts in thousands of Canadian dollars except per common share amounts)

June 30, 2002

Authorized share capital comprises of an unlimited number of non-voting preferred shares issuable in series and an unlimited number of common shares without par value. Details of the issued and outstanding common shares are as follows:

					2002				2001			2000
				Shares	$	Shares	$	Shares	$
Balance,
beginning
of year	8,899,512	55,694	8,899,512	55,694	4,811,512
	53,864

Private
placements	-		-		-		-		4,088,000
	1,830

Balance,
end of year	8,899,512	55,694	8,899,512	55,694	8,899,512
	55,694

At the Annual General Meeting on February 18, 2000, the shareholders approved the issue of up to 4,000,000 common shares of the Company through private placements. During March 2000, the Company issued 898,000 common shares and, during April 2000, the Company issued 3,190,000 common shares in private placements at $0.45 per share for total proceeds of $1,830, net of share issue costs.

During the year ended June 30, 2002, the Company granted options to a Director to acquire 75,000 common shares for a period not exceeding three years at $0.37 per share.

Effective November 22, 1999, the Company adopted a new stock option plan to grant options to directors, officers and key employees to acquire up to 833,333 common shares based on the quoted market price of shares on the date of the grant. During the year ended June 30, 2000, the Company granted options to buy 725,000 common shares for a period not exceeding three years at $0.37 per share. As at June 30, 2002, there are 800,000 outstanding and exercisable options at a price of $0.37 per share.

During the year ended June 30, 1999, the shareholders approved a reduction of the stated capital and deficit totaling $19,501.

7. RELATED PARTY TRANSACTIONS

During the year ended June 30, 2002, companies controlled by officers and directors of the Company provided consulting services and administrative services to the Company for which $107 [2001 - $120; 2000 - $252] is included in general and administrative costs.

As at June 30, 2002, the Company held an investment in 121,628
(post consolidation) [2001 - 1,131,139 pre-consolidation] common shares of Canico Resource Corp.  Effective February 6, 2002,
Oliver Gold Corporation ("Oliver") completed a merger, which constituted a reverse take-over of Oliver by the shareholders of
Hastings Resource Ltd.  As a result, from the perspective of
												F-11

Consolidated Trillion Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar amounts in thousands of Canadian dollars except per common share amounts)

June 30, 2002

Trillion, the transaction is accounted for as a disposition of a portfolio investment with proceeds equal to the agreed value of the Canico shares on the transaction date of $1.94 per share. Oliver consolidated its share capital on a 9.3 to 1 basis and changed its name to Canico Resource Corp. Accordingly, the Company recorded a disposition for proceeds of $236 and a gain of $157. During the year ended June 30, 2001 the Company used 275,860 (pre-consolidation) Oliver shares to pay accounts payable. The Company's President and CEO since 1999 was also President of Oliver until the merger and continues to be a Director of Canico.

8.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES
	GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its accounts in accordance with Canadian generally accepted accounting principles [Canadian GAAP], which conform in all material respects with United States generally accepted accounting principles [U.S. GAAP] except as described below.

Prior to July 1, 2000, certain exploration costs may be capitalized under Canadian GAAP but must be expensed as incurred under U.S. GAAP and, in the consolidated statements of cash flows, amounts paid for such exploration costs may be classified as investing activities under Canadian GAAP but must be classified as operating activities under U.S. GAAP. Costs related to property acquisitions are capitalized under U.S. GAAP and recorded at the lower of cost and net recoverable value.

During the year ended June 30, 1999, the shareholders approved a reduction of the stated capital and deficit totaling $19,501. The reduction of the stated capital and deficit reflected in the Canadian GAAP financial statements is not permitted under U.S. GAAP.

In accordance with Canadian GAAP, the Company's former mining properties were amortized over proven and probable reserves and mineralization expected to be classified as reserves. Under U.S. GAAP, only proven and probable reserves are used as the basis for amortization expense. The gain on sale of the Company's investment in C"te d'Ivoire during the year ended June 30, 2001, would increase by $288 and the write-down of mineral properties of $765 for the year ended June 30, 2002, would not be recorded under U.S. GAAP.

If U.S. GAAP were followed, the consolidated balance sheets and statements of operations and deficit as at and for the years ended June 30 would have been reported as follows:

											F-12

Consolidated Trillion Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar amounts in thousands of Canadian dollars except per common share amounts)

June 30, 2002

					2002			2001			2000
					$			$			$

Net income (loss) under
 Canadian GAAP 			(369)			2,851
	(1,735)
Add adjustment for mineral
 exploration costs		-			288			765
Net income (loss) [U.S. GAAP]	(369)			3,139
	(970)
Net income (loss) per common
 share - [U.S. GAAP]:
Basic					(0.04)		0.35
	(0.18)
Diluted				(0.04)		0.35			(0.18)

					2002			2001			2000
					$			$			$

Deficit [Canadian GAAP]		52,766		52,397
	55,248
Deficit reduction
[Canadian GAAP]			19,501		19,501
	19,501
Net income (loss)
[Canadian GAAP]			(369)			2,851
	(1,735)
Net (income) loss [U.S. GAAP]	369			(3,139)		970
Adjustment for exploration
	expenses - prior years	-			288
	1,053
Deficit [U.S. GAAP]		72,267		71,898		75,037
Mineral exploration
[U.S. GAAP]				-			-			-
Share Capital [U.S. GAAP]	75,195		75,195
	75,195


Under U.S. GAAP, the Company's investments would be adjusted from their carrying values under Canadian GAAP to year end quoted market values and the differences recorded, net of applicable income taxes, as adjustments to shareholders' equity. The following table sets out the quoted market values as at June 30, 2002 and 2001 of the Company's investments based upon closing stock quoted market share prices at that date. However, given the size of the Company's holding relative to their recent trading volumes, these quoted market values may not be indicative of the ultimate proceeds the Company would receive should the investments be tendered for sale.

		Carrying	Adjustment		Related	Increase in
2002			 	 Value	to Market		Deferred
	Shareholders'
		Market	(Canadian	Value (US		Income Tax
Equity
		 Value	   GAAP)	  GAAP)		(US GAAP)	(US GAAP)
		   $			$		$			$		$

Canico	315 			236 		79 			- 		79

		Carrying	Adjustment		Related	Increase in
2001			 	 Value	to Market		Deferred
	Shareholders'
		Market	(Canadian	Value (US		Income Tax
Equity
		 Value	   GAAP)	  GAAP)		(US GAAP)	(US GAAP)
		   $			$		$			$		$

Oliver Gold	170			79		91			-
	91
											F-13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar amounts in thousands of Canadian dollars except per common share amounts)

June 30, 2002


For the purposes of U.S. GAAP, the Company continues to follow
APB No. 25, accounting for stock options issued to employees and, accordingly, no compensation expense has been recognized on account of stock options granted.

9. SEGMENT INFORMATION

The Company operates in one operating segment, being gold mining operations in Africa.


10. DISPOSALS AND WRITE-DOWNS

The following is a summary of sales of investments and property and equipment, and write-downs of investments, property and equipment and mineral exploration costs.

During the year ended June 30, 2000, management reviewed the recoverability of amounts recorded for mineral exploration costs on the basis set out in note 2 and recorded write-downs for Zimbabwe [$745] and Botswana [$20].

Effective October 14, 2000, the Company sold all the Company's rights to its 15% interest in the Touba-Biankouma nikel laterite deposite in Cote d'Ivoire to its partner in the project, Falconbridge International (Investments) Limited for US $2.5 million ($3.8 million Canadian) and realized a gain of $3.4 million.

At June 30, 1999, the Company wrote down its Ndarama mine assets to their estimated net realizable value. On November 21, 1999, the Company sold its subsidiary, which operated the Ndarama mine and the Zimbabwe Concessions (the "sold assets"). During the period from July 1, 1999 to the date of disposal, Ndarama
incurred operating losses of approximately $1.2 million.   The
purchasers agreed to receive the sold assets as final settlement of US $6,667,000 ($9,843,000 CDN) debentures owing by the Company at that time to them (with an original maturity date of December 31, 2000) and US $750,000 ($1,125,000 CDN) other short-
term indebtedness together with all related interest owing by the Company on such debt at the closing date. The Company realized a gain of $1,228,000 on the disposal (which amount approximated the operating losses of the mines for the period from July 1, 1999 to the date of disposal).

During January, 2000, the Company reached an agreement to sell its 50% interest in Jena Mines to its joint venture partner, Zimbabwe Mining Development Corporation for $1.7 million [approximately US $1.1 million]. The Company realized no gain on the sale. Proceeds of the sale were used to pay outstanding accounts payable in Zimbabwe. The Company's proportionate share of Jena's revenues, expenses and cash flows for the year ended June 30, 2002 are as follows:

											F-14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar amounts in thousands of Canadian dollars except per common share amounts)

June 30, 2002

												2000
												$

Mining revenue
	1,573
Mining and operating expenses
	1,614
Interest expense
	20

Net loss for the year
	(61)

During the year ended June 30, 2000, no dividends were paid by Jena and the Company and its subsidiaries incurred mineral exploration and related costs on behalf of Jena in the amount of $nil.

11. CHANGES IN NON-CASH WORKING CAPITAL BALANCES

The changes in non-cash working capital balances relating to operations is comprised of:
						2002			2001			2000
						$			$			$

Accounts receivable and deposits	156			(221)
	800
Inventory					-			229			520
Accounts payable				55			(220)
	(2,801)

						211			(212)
	(1,481)

12. COMPARATIVE AMOUNTS

Certain of the comparative amounts have been reclassified to conform with the presentation adopted in the current year.




F-15